Exhibit 99.1

NQ Mobile Announces Completion of Senior Management Share Purchase Plan

BEIJING and DALLAS, December 6, 2012 – NQ Mobile Inc. (“NQ Mobile” or the “Company”) (NYSE: NQ), a leading global provider of mobile Internet services, today announced that members of its senior management, including Co-CEOs Dr. Henry Lin and Mr. Omar Khan, and COO Mr. Vincent Shi, among others, have completed their previously announced share purchase plan to use their personal funds to purchase up to an aggregate of $2 million worth of the Company’s American depositary shares (“ADSs”) in open market transactions within six months from June 6, 2012.

As of December 6, 2012, NQ Mobile’s senior management team has purchased a total of 303,819 ADSs on the open market with an aggregate price of approximately $2,026,421. Among them, Co-CEOs Dr. Henry Lin and Mr. Omar Khan, and COO Mr. Vincent Shi each purchased 98,050, 51,937 and 98,050 ADSs using approximately $627,117, $346,283, and $627,117, respectively. The Company notes that, due to NQ Mobile’s status as a foreign private issuer, purchases of shares by its executive officers cannot be filed using Form 4 with the Securities and Exchange Commission (“SEC”). As such, the Company has provided the details of the purchases in the content of this press release. Any future sales by any executive officers of NQ Mobile are expected to be reported on Form 144 filed with the SEC.

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of trusted mobile Internet services built on its world-class acquisition, engagement and monetization platform. The company was one of the first to recognize the growing security threats targeting smartphone users and now has about 242 million registered and 85 million active user accounts globally. NQ Mobile’s cloud-based trust platform has been recognized by third-party testing facilities around the world as the most effective solution for detecting and combating mobile threats. NQ Mobile is recognized as a global pioneer in mobile innovation and technology leadership. NQ Mobile maintains dual headquarters in Dallas, TX, USA and Beijing, China. For more information on NQ Mobile, please visit http://www.nq.com.

Forward Looking Statements

This news release contains “forward-looking statements” as defined under applicable U.S. securities regulations. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

For investor and media inquiries please contact:

Investor Relations

NQ Mobile Inc.

Email: investors@nq.com

Phone: +852 3975 2853